Lucid Group, Inc.

7373 Gateway Blvd.

Newark, CA 94560

November 14, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Lucid Group, Inc. Registration Statement on Form S-3 File No. 333-275372

Ladies and Gentlemen:

Lucid Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 16, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Emily Roberts of Davis Polk & Wardwell LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Emily Roberts of Davis Polk & Wardwell LLP, counsel to the Registrant, at (650) 752-2085.

[Signature Page Follows]

Very truly yours,

Lucid Group, Inc.

By:	/s/ Sherry House
Name:	Sherry House
Title:	Chief Financial Officer

cc:	Sherry House, Lucid Group, Inc.
Benjamin Uy, Lucid Group, Inc.
Emily Roberts, Davis Polk & Wardwell LLP